Exhibit 99.1

Stratasys Releases Second Quarter 2022 Financial Results

●	Second quarter revenue of $166.6 million, 13.3% growth over second quarter 2021 (16.4% on a constant currency basis), highest second quarter revenue in four years

●	Second quarter GAAP net loss of $24.4 million, or $0.37 per diluted share, and non-GAAP net income of $1.2 million, or $0.02 per diluted share

●	$441.5 million cash and equivalents and no debt as of June 30, 2022

●	Updates 2022 full-year outlook adjusted for currency exchange impact

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - August 3, 2022 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the second quarter of 2022.

Summary - Second Quarter 2022 Financial Results Compared to Second Quarter 2021:

●	Revenue of $166.6 million, compared to $147.0 million.

●	GAAP gross margin of 40.5%, compared to 43.0%.

●	Non-GAAP gross margin of 47.6%, compared to 47.5%.

●	GAAP operating loss of $23.5 million, compared to a GAAP operating loss of $22.7 million.

●	Non-GAAP operating income of $1.9 million, compared to non-GAAP operating loss of $2.6 million.

●	GAAP net loss of $24.4 million, or ($0.37) per diluted share, compared to net loss of $20.2 million, or ($0.31) per diluted share.

●	Non-GAAP net income of $1.2 million, or $0.02 per diluted share, compared to non-GAAP net loss of $1.6 million, or ($0.02) per diluted share.

●	Adjusted EBITDA of $7.4 million, compared to $3.5 million.

●	$22.8 million of cash used by, compared to $5.6 million of cash generated from, operating activities, reflecting a continued augmentation of inventories.

“Our continued focus on execution delivered strong growth in revenue, margin, and earnings per share,” commented Dr. Yoav Zeif, Stratasys’ Chief Executive Officer. “Systems was again the main driver of robust performance, growing 29.2% from the prior year period and 9.7% over the same period in 2019. Our new Origin P3 and H350 SAF mass production manufacturing systems continue to ramp, with excellent customer engagement across all of our new technology offerings.”

Dr. Zeif continued, “We are advancing our leadership position by executing on our strategic initiatives and steadily expanding our reach into Fortune 500 manufacturing facilities worldwide. We continue to provide best-in-class, full-scale 3D printing solutions through our innovative and growing ecosystem of polymer additive manufacturing systems, expanding variety of materials, end-to-end software and top quality service. With our robust balance sheet and leading go-to-market strategy, we are well-positioned to navigate challenging supply issues and global inflation in our efforts to create long-term value for all of our shareholders.”

Financial Outlook:

Based on current market conditions and assuming that the impact of the COVID-19 pandemic, global supply chain costs, currency risk and inflation do not impede economic activity further, the Company is updating its outlook for 2022 as follows:

●	Full year revenue of $675 million to $685 million, as compared to a previous range of $685 million to $695 million. The reduction is primarily due to unexpected and adverse currency exchange rates which are expected to impact third and fourth quarter results relatively equally.

●	Revenue growth in the second half of the year approximately 6%-7% higher than the second half of 2021, with fourth quarter anticipated to grow at a higher rate than third quarter.

●	Based on current logistics and materials costs, third quarter gross margins relatively flat compared to third quarter of 2021, and full-year gross margins of flat to slightly higher than 2021.

●	Full year-operating expenses that are $18 million to $23 million higher than 2021, primarily due to ongoing investments in new products to drive higher revenue.

●	Full year non-GAAP operating margins slightly above 2%.

●	GAAP net loss of $78 million to $69 million, or ($1.17) to ($1.04) per diluted share.

●	Non-GAAP net income of $10 million to $13 million, or $0.14 to $0.19 per diluted share.

●	Adjusted EBITDA of $38 million to $41 million.

●	Capital expenditures of $20 million to $25.

Non-GAAP earnings guidance excludes $37 million to $38 million of projected amortization of intangible assets, $33 million to $35 million of share-based compensation expense, and reorganization and other expenses of $14 million to $16 million. Non-GAAP guidance includes tax adjustments of $2 million to $1 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Second Quarter 2022 Webcast and Conference Call Details:

The Company plans to webcast its conference call to discuss its second quarter 2022 financial results on Wednesday, August 3, 2022, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys website at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=mUfZ38Qo

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding Stratasys’ projected future financial performance, including the financial guidance concerning its expected results for 2022 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties (including due to the Russian invasion of Ukraine) may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products; the strength and duration of, and degree of recovery from and resilience to, the COVID-19 pandemic and/or adverse macro-economic trends that are, in part, by-products of that pandemic, such as inflation, which may have significant consequences for our operations, financial position, cash flows, and those of our customers and suppliers going forward; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the U.S. Securities and Exchange Commission, or SEC, on February 24, 2022 (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which will be furnished to the SEC throughout 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	June 30,	December 31,
	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$255,886	$243,179
Short-term deposits	182,429	259,000
Accounts receivable, net of allowance for credit losses of $1.0 million and $0.5 million as of June 30, 2022 and December 31, 2021	132,343	129,382
Inventories	153,702	129,147
Prepaid expenses	8,225	6,871
Other current assets	49,615	33,123

Total current assets	782,200	800,702

Non-current assets
Property, plant and equipment, net	192,630	203,295
Goodwill	64,959	65,144
Other intangible assets, net	133,657	152,244
Operating lease right-of-use assets	12,319	14,651
Long-term investments	31,191	28,667
Other non-current assets	12,886	12,519

Total non-current assets	447,642	476,520

Total assets	$1,229,842	$1,277,222

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$61,316	$51,976
Accrued expenses and other current liabilities	52,049	55,358
Accrued compensation and related benefits	30,513	44,684
Deferred revenues - short term	49,511	51,174
Operating lease liabilities - short term	6,111	7,276

Total current liabilities	199,500	210,468

Non-current liabilities
Deferred revenues - long term	22,727	21,133
Deferred income taxes - long term	4,511	7,341
Operating lease liabilities - long term	6,165	7,693
Contingent consideration - long term	50,299	53,478
Other non-current liabilities	22,931	21,095

Total non-current liabilities	106,633	110,740

Total liabilities	306,133	321,208

Equity

Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 66,744 thousands shares and 65,677 thousands shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	186	182
Additional paid-in capital	3,030,088	3,012,481
Accumulated other comprehensive loss	(13,354)	(8,771)
Accumulated deficit	(2,093,211)	(2,047,878)
	923,709	956,014

Total liabilities and equity	$1,229,842	$1,277,222

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$115,721	$100,305	$228,794	$190,629
Services	50,882	46,700	101,238	90,565
	166,603	147,005	330,032	281,194

Cost of sales
Products	61,132	49,731	120,505	96,651
Services	38,078	34,004	72,457	65,696
	99,210	83,735	192,962	162,347

Gross profit	67,393	63,270	137,070	118,847

Operating expenses
Research and development, net	24,346	22,437	48,344	43,038
Selling, general and administrative	66,592	63,557	131,855	116,891
	90,938	85,994	180,199	159,929

Operating loss	(23,545)	(22,724)	(43,129)	(41,082)

Financial expenses, net	(1,170)	(372)	(2,532)	(749)

Loss before income taxes	(24,715)	(23,096)	(45,661)	(41,831)

Income tax benefit	429	4,368	502	5,310

Share in losses of associated companies	(99)	(1,431)	(174)	(2,549)

Net loss	$(24,385)	$(20,159)	$(45,333)	$(39,070)

Net loss per share
Basic	$(0.37)	$(0.31)	$(0.69)	$(0.63)
Diluted	$(0.37)	$(0.31)	$(0.69)	$(0.63)

Weighted average ordinary shares outstanding
Basic	66,568	64,908	66,151	61,796
Diluted	66,568	64,908	66,151	61,796

		Three Months Ended June 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$67,393	$11,914	$79,307	$63,270	$6,616	$69,886
	Operating income (loss) (1,2)	(23,545)	25,479	$1,934	(22,724)	20,133	$(2,591)
	Net income (loss) (1,2,3)	(24,385)	25,560	$1,175	(20,159)	18,581	$(1,578)
	Net income (loss) per diluted share (4)	$(0.37)	$0.39	$0.02	$(0.31)	$0.29	$(0.02)

(1)	Acquired intangible assets amortization expense		6,954			5,518
	Non-cash stock-based compensation expense		1,080			788
	Restructuring and other related costs		15			310
	Impairment charges		3,865			-
			11,914			6,616

(2)	Acquired intangible assets amortization expense		2,218			2,200
	Non-cash stock-based compensation expense		7,751			7,189
	Restructuring and other related costs		-			350
	Revaluation of investments		1,255			2,201
	Contingent consideration		596			202
	Other expenses		1,745			1,375
			13,565			13,517
			25,479			20,133

(3)	Corresponding tax effect and other expenses		81			(1,552)
			$25,560			$18,581

(4)	Weighted average number of ordinary shares outstanding - Diluted	66,568		67,070	64,908		64,908

		Six Months Ended June 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$137,070	$19,603	$156,673	$118,847	$13,685	$132,532
	Operating income (loss) (1,2)	(43,129)	47,086	$3,957	(41,082)	35,918	$(5,164)
	Net income (loss) (1,2,3)	(45,333)	47,718	$2,385	(39,070)	33,692	$(5,378)
	Net income (loss) per diluted share (4)	$(0.69)	$0.73	$0.04	$(0.63)	$0.54	$(0.09)

(1)	Acquired intangible assets amortization expense		13,920			10,873
	Non-cash stock-based compensation expense		1,980			1,422
	Restructuring and other related costs		(162)			1,390
	Impairment charges		3,865			-
			19,603			13,685

(2)	Acquired intangible assets amortization expense		4,443			4,393
	Non-cash stock-based compensation expense		15,384			13,760
	Restructuring and other related costs		555			2,159
	Revaluation of investments		2,316			(1,469)
	Contingent consideration		803			393
	Other expenses		3,982			2,997
			27,483			22,233
			47,086			35,918

(3)	Corresponding tax effect and other expenses		632			(2,226)
			$47,718			$33,692

(4)	Weighted average number of ordinary shares outstanding - Diluted	66,151		67,071	61,796		61,796

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2022

(in millions, except per share data)

GAAP net loss	($78) to ($69)

Adjustments
Stock-based compensation expense	$33 to $35
Intangible assets amortization expense	$37 to $38
Reorganization and other	$14 to $16
Tax expense (benefit) related to Non-GAAP adjustments	($2) to ($1)

Non-GAAP net income	$10 to $13

GAAP loss per share	($1.17) to ($1.04)

Non-GAAP diluted earnings per share	$0.14 to $0.19